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                           August 10, 2020

       Jefferey A. Stone
       Vice President and Corporate Secretary
       Mississippi Power Company
       2992 West Beach Boulevard
       Gulfport, MS 39501

                                                        Re: Mississippi Power
Company
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2020
                                                            File No. 333-240328

       Dear Mr. Stone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Eric A. Koontz